Mail Stop 4561
                                                             October 24, 2018


Charles W. Allen
Chief Executive Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20901

       Re:    BTCS Inc.
              Amendment No. 7 to Registration Statement on Form S-1 Filed October 12, 2018
              File No. 333-219893

Dear Mr. Allen:

       We have reviewed your amended registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2018 letter.

General

1. We note that you are registering an additional 55,000,000 shares of common stock underlying Series C Warrants that were issued for no consideration in October
       2018. Given the number of shares being registered for resale on behalf of the selling shareholders in relation to the number of your outstanding shares held by non-affiliates, the transaction appears to be a primary offering. Please provide us with your analysis as to why you believe this is not a primary offering such that the selling shareholders are identified as underwriters and the shares are offered at a fixed price. For guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

2.     You state that the Series C Warrants were issued for no consideration.
We note,
       however, that the form of warrant that has been filed as an exhibit indicates that the warrants were issued "for value received." Please reconcile, and describe the value or
 Charles W. Allen
BTCS Inc.
October 24, 2018
Page 2

       benefit that you received in exchange for such issuance. If you received no value or benefit, please provide a legal analysis as to whether the warrants were validly issued and fully paid under state law.


       Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or, in his absence, me at
(202) 551-3453 with any questions. If you require further assistance, you may contact Barbara
C. Jacobs, Assistant Director, at (202) 551-3730.

                                                            Sincerely,

                                                            /s/ Jan Woo

                                                            Jan Woo
                                                            Legal Branch Chief
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Michael D. Harris, Esq.
       Nason, Yeager, Gerson, White & Lioce, P.A.